UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

EDGIO, INC.

(Exact name of registrant as specified in its charter)

Delaware	20-1677033
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

11811 North Tatum Blvd., Suite 3031 Phoenix, AZ	85028
(Address of principal executive offices)	(Zip Code)

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	Nasdaq Capital Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

Not Applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1.	Description of the Registrant’s Securities to Be Registered.

The Board of Directors (the “Board”) of Edgio, Inc., a Delaware corporation (the “Company”), has declared a dividend of one preferred share purchase right (a “Right”) for each of the Company’s issued and outstanding shares of common stock, par value $0.001 per share (“Common Stock”). The dividend will be paid to the Common Stock shareholders of record at the close of business on June 17, 2024 (the “Record Date”). Each Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), at a price of $50.00 (the “Exercise Price”), subject to certain adjustments. The description and terms of the Rights are set forth in the Tax Benefits Preservation Plan, dated as of June 7, 2024 (the “Rights Agreement”), by and between the Company and Equiniti Trust Company, LLC, a New York limited liability company, as rights agent (the “Rights Agent”).

The Company has significant cumulative U.S. net operating loss carryforwards (“NOLs”). The purpose of the Rights Agreement is to reduce the risk that the Company’s ability to use its NOLs and certain other tax attributes (collectively, the “Tax Benefits”) to reduce potential future income tax obligations would become subject to limitations by reason of the Company experiencing an “ownership change,” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Tax Code”). As of December 31, 2023, the Company had U.S. federal NOLs of approximately $300 million that can be used to offset taxable income.

The Company generally will experience an ownership change if the percentage of the Company’s stock owned by its “5-percent shareholders,” as defined in Section 382 of the Tax Code, increases by more than 50 percentage points over their lowest ownership percentage over a three-year period (or, if a shorter period, since the Company’s last ownership change).

The Rights Agreement is designed to reduce the likelihood that the Company will experience an ownership change under Section 382 of the Tax Code by (i) discouraging any person or group of persons from acquiring beneficial ownership of (A) 4.95% or more of the shares of Common Stock then-outstanding or (B) in the Board’s determination, 4.95% or more (by value) of the shares of Company Stock, which is defined in the Rights Agreement and includes the Common Stock, par value $0.001 per share (the “Company Stock”) and (ii) discouraging any existing shareholder currently beneficially holding 4.95% or more of the shares of Common Stock or 4.95% or more (by value) of the shares of Company Stock from acquiring one or more additional shares of Company Stock.

The Rights will not be exercisable until the earlier to occur of (i) the close of business on the tenth business day after a public announcement or filing that a person or group of affiliated or associated persons has become an “Acquiring Person,” which is defined as a person or group of affiliated or associated persons (other than a Grandfathered Person or Exempt Person (each as described below) that, at any time after the date of the Rights Agreement, has acquired, or obtained the right to acquire, beneficial ownership of (x) 4.95% or more of the shares of the then-outstanding Common Stock or (y) in the Board’s determination, 4.95% or more (by value) of the shares of the then-outstanding Company Stock, in either case subject to certain exceptions (or, if such tenth business day occurs before the Record Date, the close of business on the Record Date), or (ii) the close of business on the tenth business day (or, if such tenth business day occurs before the Record Date, the close of business on the Record Date) after the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”). A “Grandfathered Person” is person or group of related persons that, as of the date of the Rights Agreement or, if later, immediately prior to the public announcement of the Rights Agreement, beneficially owns (x) 4.95% or more of the shares of the then-outstanding Common Stock or (y) in the Board’s determination, 4.95% or more (by value) of the shares of the then-outstanding Company Stock, in either case subject to certain exceptions (or, if such tenth business day occurs before the Record Date, the close of business on the Record Date). However, a person or group of related persons will cease to be a Grandfathered Person if they acquire beneficial ownership of one or more additional shares of Common Stock, subject to certain exceptions for acquisitions pursuant to certain existing securities of the Company described in the Rights Agreement. In addition, the Board may exempt a person from becoming an Acquiring Person (an “Exempt Person”) if the Board determines, in it sole discretion, that such persons ownership of Common Stock will not jeopardize or endanger the value or availability of the Tax Benefits.

With respect to certificates representing shares of Common Stock outstanding as of the Record Date, until the Distribution Date, the Rights will be evidenced by such certificates for shares of Common Stock registered in the names of the holders thereof together with the Summary of Rights to Purchase Preferred Stock, as appended to such certificates and substantially in the form attached as Exhibit B to the Rights Agreement (the “Summary of Rights”, and not by separate Rights Certificates (as defined below). With respect to book entry shares of Common Stock outstanding as of the Record Date, until the Distribution Date, the Rights will be evidenced by the balances indicated in the book entry account system of the transfer agent for the Common Stock together with the Summary of Rights. Until the earlier of the Distribution Date and the Expiration Date (as defined below), the transfer of any shares of Common Stock outstanding on the Record Date will also constitute the transfer of the Rights associated with such shares of Common Stock. As soon as practicable after the Distribution Date, separate certificates, substantially in the form of Exhibit C to the Rights Agreement, evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and such Rights Certificates alone will evidence the Rights.

The Rights, which are not exercisable until the Distribution Date, will expire at or prior to the earliest of (i) the close of business on June 30, 2025, or such later date as may be established by the Board prior to the expiration of the Rights; (ii) the close of business on the first day after the final adjournment of the 2024 annual meeting of the stockholders of the Company if approval or ratification by the stockholders of the Company of Rights Agreement is not received prior to such time; (iii) the time at which the Rights are redeemed pursuant to the Rights Agreement; (iv) the time at which the Rights are exchanged pursuant to the Rights Agreement; (v) the time at which the Rights are terminated upon the occurrence of certain mergers or other transactions approved in advance by the Board; and (vi) the close of business on the date set by the Board following a determination by the Board that (x) the Rights Agreement is no longer necessary or desirable for the preservation of the Tax Benefits or (y) no Tax Benefits are available to be carried forward or are otherwise available (the earliest of (i), (ii), (iii), (iv), (v) and (vi) is referred to as the “Expiration Date”). The Board will regularly request an officer of the Company to review information that becomes publicly available that may result in the circumstances described in subclauses (x) or (y) of clause (vi) of the immediately preceding sentence and shall promptly set an Expiration Date if the Board determines that such circumstances have been met, which Expiration Date shall be (A) announced reasonably promptly following the date that the Board has made such determination and (B) shall be no later than the date of such announcement.

Each share of Series A Preferred Stock will be entitled, when, as and if declared, but subject to the terms of any definitive documentation governing any indebtedness of the Company then outstanding, to a preferential per share quarterly dividend payment equal to the greater of (i) $1.00 per share or (ii) an amount equal to 1,000 times the dividend declared per share of Common Stock. Each share of Series A Preferred Stock will entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the shareholders of the Company. In the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per one share of Common Stock.

The Exercise Price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are each subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for or purchase Series A Preferred Stock or convertible securities at less than the then-current market price of the Series A Preferred Stock or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the number of one one-thousandths of a share of Series A Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split, reverse stock split, stock dividends and other similar transactions involving the Common Stock.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than the Rights beneficially owned by the Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof (which will thereupon become null and void), will thereafter have the right to receive, upon exercise of a Right, that number of shares of Common Stock having a market value of two times the Exercise Price.

With certain exceptions, no adjustment in the Exercise Price will be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the Exercise Price. No fractional shares of Series A Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Series A Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the trading day immediately prior to the date of exercise.

At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition of beneficial ownership by such Acquiring Person of 50% or more of the outstanding shares of Company Stock, the Board, at its option, may exchange all or part of the Rights (other than Rights beneficially owned by such person or group of affiliated or associated persons which will have become null and void) at an exchange ratio of one share of Common Stock per outstanding Right (subject to adjustment).

At any time before the Distribution Date, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to certain adjustments) (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon the action of the Board electing to redeem or exchange the Rights, the Company shall make announcement thereof, and upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

For so long as the Rights are redeemable, the Company may from time to time in its sole discretion supplement or amend the Rights Agreement in any respect without the approval of any holders of Rights, and the Rights Agent shall, if the Company so directs, execute such supplement or amendment. At any time when the Rights are not redeemable, the Company may amend or supplement the Rights Agreement without the approval of any holders of Rights, including, without limitation, in order to (i) cure any ambiguity, (ii) correct or supplement any provision of the Rights Agreement that may be defective or inconsistent with any other provisions of the Rights Agreement, (iii) shorten or lengthen any time period in the Rights Agreement or (iv) otherwise change, amend or supplement any provision that the Company may deem necessary or desirable. However, from and after the time when the Rights are no longer redeemable, the Rights Agreement may not be amended or supplemented in any manner that would, among other things, adversely affect the interests of the holders of Rights (other than holders of Rights that have become null and void).

The Rights Agreement is attached hereto as Exhibit 4.1 and is hereby incorporated herein by reference. The description of the Rights Agreement herein does not purport to be complete and is qualified in its entirety by reference to Exhibit 4.1.

Item 2.	Exhibits.

3.1	Certificate of Designation of Series A Junior Participating Preferred Stock of Edgio, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed June 7, 2024).

4.1	Tax Benefits Preservation Plan, dated as of June 7, 2024, by and between Edgio, Inc. and Equiniti Trust Company, LLC, as Rights Agent. (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed June 7, 2024).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

EDGIO, INC.

Date: June 7, 2024	By:	/s/ Richard P. Diegnan
	Name:	Richard P. Diegnan
	Title:	Chief Legal Officer & Secretary

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